United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

September 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                   .)

Press Release
Signatures

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON JULY 29, 2004.

On July 29, 2004, the Board of Directors members Messrs. Renato da Cruz Gomes (who was the Chairman of the Meeting), Ricardo Carvalho Giambroni, Arlindo Magno de Oliveira, Jaques Wagner, Katsuto Momii, Oscar Augusto de Camargo Filho, Francisco Valadares Póvoa, Ivan Luiz Modesto Schara — acting as an effective member, Gerardo Xavier Santiago — acting as an effective member, and João Moisés de Oliveira — acting as an effective member, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having decided about the following subject: “OMINATION OF CVRD BOARD OF DIRECTORS ALTERNATE — Due to the resignation of the alternate Mr. Antonio Carlos Dias Pastori, the Board of Directors of CVRD appointed Mr. Luiz Antônio Santos Baptista, Brazilian, legally separated, accountant, bearer of identity card nr. 3,408,408, issued by IFP/RJ, enrolled in the CPF under nr. 467,551,367-00, with his office at Av. República do Chile, 100, 6º andar, CEP 20139-970, Rio de Janeiro, RJ, to take over the before mentioned position, to be confirmed in the next Extraordinary General Shareholders Meeting, after the Extraordinary General Shareholders Meeting scheduled to August 18, 2004.” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of The Board of Directors Meetings of the Company.

Rio de Janeiro, August 30, 2004.

Kátia Christina Vasconcelos R. de Melo
Deputy General Counsel Corporate

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer